Date: January 20, 2026

To: All Canadian Securities Regulatory Authorities

Subject: BRIGHT MINDS BIOSCIENCES INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	February 10, 2026
Record Date for Voting (if applicable) :	February 10, 2026
Beneficial Ownership Determination Date :	February 10, 2026
Meeting Date :	March 31, 2026
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	10919W405	CA10919W4056